EWRX Internet Systems Inc.
4950 Yonge Street, Suite 910
Toronto, Ontario, CANADA M2N 6K1

November 27, 2007

Melissa Feider, Staff Accountant
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	EWRX Internet Systems Inc.
Form 8-K – Change of Auditor
Filed November 16, 2007
File No. 000-27195

Dear Ms. Feider:

We are in receipt of your comment letter dated November 20, 2007 regarding the above referenced filing. As requested in your letter, we provide a response to the questions raised by staff. For convenience, the matter is listed below, followed by the Company’s response.

Form 8-K filed on November 16, 2007

Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

The disclosure regarding EWRX’s ability to continue as a going concern has been disclosed in the amendment to the Form 8-K.

In connection with responding to these comments, the Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jessica Q. Wang
EWRX Internet Systems, Inc.
November 27, 2007

Very truly yours,

EWRX Internet Systems, Inc.

By:	/s/ Jessica Q. Wang
Jessica Q. Wang
President and Chief Executive Officer